

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

Re: Anadarko Petroleum Corporation
Form 10-Q for Quarterly Period Ended September 30, 2010
Filed November 1, 2010
File No. 1-08968

Dear Mr. Gwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Quarterly Period Ended September 30, 2010

Notes to Consolidated Financial Statements

Note 2. Deepwater Horizon Events

JOA Contingent Liabilities, page 9

1.   We note you do not consider the joint operating agreement ("JOA") contingent
        liabilities for Deepwater Horizon event-related costs billed by BP to satisfy the
        standard of "probable" for loss recognition. We also note this conclusion is based
        on your belief that BP's decisions, omissions, and actions likely constitute gross
        negligence or willful misconduct and as a result, BP, as the operator of the well,
        will be solely responsible for these liabilities.

        You indicate that you are withholding reimbursement to BP for Deepwater
        Horizon event-related invoices pending the completion of various ongoing
        investigations. You also indicate that, in the future, you may recognize a liability
        for amounts invoiced by BP under the JOA if new information alters your current
        assessment as the likelihood of your incurring a liability for your existing JOA
        contingent obligations.

        Disclose, in greater detail, the investigations, proceedings, hearings or other
        sources of information that will impact your assessment of the probability that
        you will incur a liability for your existing JOA contingent obligations. Indicate
        the nature of the information that that you expect to receive from the various
        sources you have identified, as well as when, and under what circumstances, you
        expect to receive this information. Your disclosure should clearly explain the
        nature of any information that would result in your recording a liability for your
        existing JOA contingent liabilities, as well as when you would expect to receive
        such information.

2.   Please tell us whether you have entered into any settlement discussions regarding
        amounts that have been incurred on your behalf by the operator of the Macondo
        well and, if so, please describe the status of these negotiations.

Allocable Share of Gross OPA-related Environmental Costs, page 14

3.   We note you have concluded that a range of 0 – 25% is appropriate for your
        potential allocable share of gross OPA-related environmental liabilities.
        Specifically, your disclosure states that amounts paid by the operator of the well
        become JOA contingent liabilities and relieve your obligation as a responsible
        party. Please tell us in more detail how you determined the low end of your
        potential range of loss to be 0% with a focus on the relevant terms of the JOA and

the circumstances that may result in an increase to your obligation. Refer to FASB ASC 450-20-30-1.

4. Disclosure in your filing indicates that responsible parties face joint and several liability for amounts payable under OPA. In view of this, and given your status as a responsible party, expand your disclosure under this section to explain your basis for concluding that 25% represents the upper end of the range for your potential allocable share of OPA-related liabilities.

Other Contingencies, page 15

5. We note your disclosure stating that, under the Clean Water Act ("CWA"), penalties may be assessed against the "owner, operator or person in charge" and, given your status as a non-operating interest holder, it is not clear if you would be assessed penalties based on the action of the operator. Please tell us how your assessment of potential penalties under the CWA has changed as a result of the lawsuit filed by the United States Department of Justice on December 15, 2010 in which you are named as a defendant.

6. In connection with the preceding comment, we note that increased civil penalties may be due under the CWA in cases of gross negligence or willful misconduct. We also note your earlier conclusions regarding the JOA indicating that the events surrounding the Deepwater Horizon are a result of gross negligence and willful misconduct on the part of the well operator. Considering the significance this determination could have on the amount of fines and penalties, please describe the potential impact of your conclusion regarding gross negligence by the operator on your assessment of fines due under the CWA. If gross negligence were to be determined, please outline the potential impact this could have on your estimates with regards to your CWA penalties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Ethan Horowitz at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. If you require further assistance, you may contact the undersigned at (202) 551-3489.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant